NEWS RELEASE	TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES WARRANT EXTENSION

September 30, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA)

(“Bonanza”) announces that, subject to regulatory approval, it will extend the expiry date of the non-transferrable common share purchase warrants (“Warrants”) that would have expired on October 18, 2004 to October 18, 2005. The Warrants entitle the purchase of 6,393,333 shares of Bonanza and are exercisable at $0.17 per share. The Warrants were issued as part of a private placement in October, 2002, with insiders holding 15% of the total Warrants issued.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Giulio Bonifacio
Executive Vice President and Chief Financial Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp.
Suite 1606-675 W. Hastings St.
Vancouver, BC V6B 1N2